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July 13, 2020

Mr. Adam Phippen
Mr. Bill Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re: ARROW ELECTRONICS, INC
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 13, 2020
Form 8-K Filed February 6, 2020
File No. 1-4482

Dear Mr. Phippen and Mr. Thompson:

Attached please find our response to your correspondence, dated July 1, 2020. As requested, we plan to provide additional disclosures going forward, and have provided examples of the changes we plan to include in future filings. For your convenience, we included your original comment prior to each response.

We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filing and that the staff's comments, or changes to disclosure in response to the staff's comments, do not foreclose the Commission from taking any action with respect to the filing reviewed by the staff. Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (303) 305-4936. You may alternatively contact Chris Stansbury, Senior Vice President and Chief Financial Officer, at (303) 824-4524.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Richard A. Seidlitz
Richard A. Seidlitz
Corporate Controller

Form 8-K Filed February 6, 2020

Exhibit 99.1, page 2

1.Reference is made to your disclosure of first quarter 2020 expected earnings per share on a diluted basis, excluding certain items. In future filings, please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Management's Response:

The company acknowledges the Staff’s comment. In future filings, the company will provide a reconciliation by schedule of the differences between the non-GAAP financial measure disclosed and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Below please find an example of how the company intends to present future non-GAAP reconciliations for forward-looking information, using the first-quarter 2020 outlook for illustrative purposes.

First-Quarter 2020 Outlook
	Reported GAAP measure	Intangible amortization expense	Restructuring & Integration charges	Non-GAAP measure
Net income per diluted share[1]	$0.99 - $1.29	$0.09	$0.01 - $0.21	$1.29 - $1.39
(1) The low end and high end of the reported GAAP measure assumes $0.21 and $0.01 of Restructuring & Integration charges, respectively.

Exhibit 99.2, page 5

2.Reference is made to your tabular disclosures of non-GAAP financial information. Please present the most directly comparable GAAP measures with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

Management's Response:

The company acknowledges the Staff’s comment. In future filings, the company will ensure that all disclosures including non-GAAP measures have the most directly comparable GAAP measure presented with equal or greater prominence. Additionally, the company will provide a reconciliation by schedule of the differences between the non-GAAP financial measure disclosed and the most directly comparable financial measure presented in accordance with GAAP. Below please find an example of how the company intends to present this particular tabular disclosure in the future, using the chart from the top of page 5 of Exhibit 99.2 to the 8-K filed February 6, 2020 for illustrative purposes.